25 Wiggins Avenue, Bedford, MA 01730
Phone: 781-276-5100 Fax: 781-276-5101
web address:  www.opta-food.com

November 4, 2002

To Holders of Common Stock of Opta Food Ingredients, Inc.:

As previously announced, on October 25, 2002, Opta Food Ingredients, Inc. entered into a merger agreement with Stake Technology Ltd., pursuant to which Stake Technology’s wholly-owned subsidiary, Stake Acquisition Corp., will commence an all cash tender offer to purchase all of Opta’s outstanding common shares for $2.50 per share.

The offer is conditioned on the minimum tender of a majority of Opta’s shares, calculated on a fully diluted basis, as well as other conditions described in the offering materials enclosed with this letter. These materials also describe Stake Acquisition’s obligation to complete its acquisition of Opta once the tender offer is successfully consummated, through a merger.

The members of the Board of Directors and certain officers and affiliates of Opta, who hold approximately 14% of the outstanding common shares, have signed a Stockholders’ Agreement with Stake Technology and Stake Acquisition obligating them to tender and not withdraw their Opta shares. The Stockholders’ Agreement will terminate if the merger agreement is terminated.

Opta’s Board of Directors has determined that the terms of Stake Acquisition’s offer and the related merger are advisable and in the best interests of Opta’s stockholders and recommends that you accept the Stake Acquisition offer by tendering all of your Opta shares before the offer expires at midnight, New York City time, on December 3, 2002.

Enclosed with this letter is a Schedule 14D-9 containing the recommendation of the Opta Board of Directors and explaining the reasons behind the recommendation, as well as the background to the transaction and other important information. Included as Annexes B and C to our Schedule 14D-9 are the written opinions, dated October 16, 2002 and October 25, 2002, of Adams, Harkness & Hill, Inc., financial advisor to the Board of Directors, to the effect that, as of those dates and based on and subject to the matters set forth in such opinions, the $2.50 per share all cash consideration to be received by Opta stockholders was fair, from a financial point of view, to the Opta stockholders.

Also enclosed with this letter are Stake Acquisition’s Offer to Purchase, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of Stake Acquisition’s tender offer.

Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely,

Arthur J. McEvily
President and Chief Executive Officer